Exhibit 99.1

Amdocs Limited Reports Fourth Quarter & Full Year Fiscal 2022 Results

Record Fiscal 2022 Revenue of $4.58 Billion, up 6.7% YoY as Reported and up 10.3% YoY in Pro Forma(2) Constant Currency(3)

Continued Sales Momentum & Record 12-Month Backlog of $3.97 Billion, up 7.6% YoY

Expects Fiscal 2023 Revenue Growth of 4.0%-8.0% YoY as Reported and 6.0%-10.0% YoY in Constant Currency(3)

Full Year Fiscal 2022 Highlights

(All comparisons are against the prior year)

•	Record revenue of $4,577 million, up 6.7% as reported and up 10.3% on a pro forma(2) basis in constant currency(3), including record revenue of $3,100 million in North America

•	GAAP diluted EPS of $4.44, down 16.5% as reported, and up 13.3% after adjusting(4) for a gain from previously announced divestiture of OpenMarket in the prior fiscal year

•	Non-GAAP diluted EPS of $5.30, up 12.1% on a pro forma(2) basis and 10.2% as reported

•	Free cash flow of $530 million, reflecting healthy annual cash collections, and comprised of cash flow from operations of $757 million, less $227 million in net capital expenditures and other(1)

•	Normalized free cash flow of $665 million(1), equating to a conversion rate of roughly 102% compared to non-GAAP net income

•	Record twelve-month backlog of $3.97 billion, up approximately $20 million sequentially and up 7.6% as compared to last year’s fourth fiscal quarter

(1)	Please refer to the Selected Financial Metrics tables (figures may not sum because of rounding).

(2)	Pro forma growth rate excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021

(3)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period

(4)	Adjusted GAAP excludes the gain from the sale of OpenMarket, which was divested on December 31, 2020, from the current and comparable fiscal years

Fourth Quarter Fiscal 2022 Highlights

(All comparisons are against the prior year’s fourth quarter)

•

Record revenue of $1,167 million, up 7.3% as reported and up 9.5% in constant currency(3); revenue was slightly above the midpoint of $1,145-$1,185 million guidance range, despite unfavorable foreign currency movements of roughly $9 million compared to our guidance assumptions

•	Record revenue of $794 million in North America, up 9.9%

•	Managed services revenue of $715 million, equivalent to approximately 61% of total revenue

•	GAAP diluted EPS of $1.05, toward the high end of $0.98-$1.06 guidance range

•	Non-GAAP diluted EPS of $1.29, at the midpoint of $1.26-$1.32 guidance range

•	GAAP operating income of $172 million; GAAP operating margin of 14.7%

•

Non-GAAP operating income of $205 million; non-GAAP operating margin of 17.6%, unchanged sequentially and up 10 basis points as compared to last year’s fourth fiscal quarter while accelerating R&D investments

•

The board of directors approved a 10% increase in the Company’s quarterly cash dividend payment from $0.395 per share to $0.435 per share, anticipated to be first paid in April 2023, subject to shareholder approval at the January 2023 annual meeting

JERSEY CITY, NJ – November 8, 2022 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the fourth fiscal quarter and full fiscal year ended September 30, 2022.

“Fiscal 2022 was a landmark year for Amdocs, and I could not be prouder of our talented employees and our many amazing achievements. We delivered accelerated full year revenue growth of 10.3% on a pro forma(2) constant currency (3) basis as we executed our strategy to support the industry’s need for digital modernization, 5G monetization, cloud, and network automation with market-leading innovation. Strong sales momentum throughout fiscal 2022 continued in Q4 and included a five-year agreement to migrate Amdocs systems to the cloud for AT&T Mexico. Additionally, we are working with Rogers to move existing Amdocs services and applications to Rogers’ private cloud. Overall, we ended fiscal 2022 with record-high 12-month backlog of $3.97 billion, up approximately 8% from a year ago”, said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Amdocs’ reputation for project execution is unrivalled in our industry, as demonstrated by a record number of production milestones achieved for our customers in Q4 and the full 2022 fiscal year. At the same time, we maintained consistent profitability and generated robust free cash flow, primarily driven by strong levels of customer cash collections throughout the fiscal year. Fiscal year 2022 was also a record year in managed services where recent customer activity included new long-term strategic agreements that strengthen and broaden our relationships with Charter in North America, Telefonica Hispanoamerica in Argentina, Chile and Peru, and SES in Europe,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “We are confident in our unique and resilient business model given the strategic and mission critical nature of our products and services that we provide under multi-year customer engagements. While we are not immune to the current macro uncertainty, our role as a trusted partner is especially valuable during such times as we work to help service providers improve customer experience, accelerate cost reduction, and increase efficiency with our digital, cloud, automation and 5G monetization capabilities. Taking everything into consideration, we are positioned to deliver fiscal year 2023 revenue growth in line with the midpoint of our long-term target range of 6% to 10% on a constant currency(3) basis while delivering strong earnings to cash conversion.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended		Twelve months ended
	September 30, 2022		September 30, 2022
	Actual	Previous Guidance	Actual	Previous Guidance
Revenue	$1,167	$1,145 - $1,185	$4,577	—
Revenue growth, as reported	7.3%	—	6.7%	6.2% - 7.2%
Revenue growth, constant currency(3)	9.5%	—	—	—
Pro forma(2) revenue growth, constant currency(3)	—	—	10.3%	9.6% - 10.6%

•

Revenue for the fourth fiscal quarter of 2022 was slightly above the midpoint of Amdocs’ guidance, despite unfavorable foreign currency movements of roughly $9 million compared to our guidance assumptions

•	Revenue for the fourth fiscal quarter includes an unfavorable impact from foreign currency movements of approximately $12 million relative to the third quarter of fiscal 2022

•	Revenue for the full year fiscal 2022 includes an unfavorable impact from foreign currency movements of approximately 1.4% year-over-year

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended September 30,		Twelve months ended September 30,
	2022	2021	2022	2021(a)
GAAP Measures

Net income	$128,936	$123,525	$549,501	$688,374

Diluted earnings per share	$1.05	$0.97	$4.44	$5.32

Non-GAAP Measures

Net income	$157,548	$147,470	$655,147	$621,820

Diluted earnings per share	$1.29	$1.16	$5.30	$4.81

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, gain from divestiture of OpenMarket and other, net of related tax effects, in all the periods presented

•	In fiscal year 2021, the GAAP net income includes a gain from divestiture of OpenMarket, net of related tax effects, at the amount of $1.44 per share, which is excluded from the Non-GAAP net income

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation: Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On November 8, 2022, the Board approved the Company’s next quarterly cash dividend payment of $0.395 per share and set December 30, 2022 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 27, 2023

•

The Board also approved a 10% increase in the Company’s quarterly cash dividend payment to $0.435 per share, which is anticipated to be first paid in April 2023, provided that the increase is approved by shareholders at the January 2023 annual general meeting of shareholders

•	Share Repurchase Activity: Repurchased $108 million of ordinary shares during the fourth quarter of fiscal 2022

Twelve-month Backlog

Twelve-month backlog was a record $3.97 billion at the end of the fourth quarter of fiscal 2022, up approximately 7.6% as compared to last year’s fourth fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

First Quarter Fiscal 2023 Outlook

In millions, except per share data
Q1 2023
Revenue	$1,155-$1,195
GAAP diluted EPS	$1.00-$1.08
Non-GAAP diluted EPS	$1.29-$1.35

•	First quarter revenue guidance assumes approximately $7 million sequential unfavorable impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2022

•

First quarter non-GAAP diluted EPS guidance excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.13-$0.15 per share of equity-based compensation expense and other, net of related tax effects

Full Year Fiscal 2023 Outlook

FY 2023, year-over-year growth
Revenue growth, as reported	4.0%-8.0%
Revenue growth, constant currency(3)	6.0%-10.0%

GAAP diluted EPS growth	3.0% - 10.0%
Non-GAAP diluted EPS growth	8.0%-12.0%

In millions
FY 2023,
Free cash flow(1)	~$700

•	Full year fiscal 2023 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 2% year-over-year

•

Non-GAAP diluted earnings per share growth excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.61-$0.69 per share of equity-based compensation expense, and other, net of related tax effects.

•	Non-GAAP effective tax rate is anticipated to be within a range of 13.0% to 17.0% for the full year fiscal 2023

•	Free cash flow(1) is comprised of cash flow from operations, less net capital expenditures and other

The forward looking statements regarding our first fiscal quarter 2023 and full year fiscal 2023 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, the COVID-19 pandemic and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on November 8, 2022 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2022 results.

To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(3) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our 31,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.58 billion in fiscal 2022.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of macro-economic conditions, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the company’s clients’ businesses and levels of business activity, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed on December 9, 2021 and our Form 6-K furnished for the first quarter of fiscal 2022 on February 14, 2022, the second quarter of fiscal 2022 on May 24, 2022 and for the third quarter of fiscal 2022 on August 15, 2022.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2022	2021	2022	2021(a)
Revenue	$1,166,504	$1,087,309	$4,576,697	$4,288,640
Operating expenses:
Cost of revenue	751,358	707,366	2,957,547	2,810,967
Research and development	96,218	81,324	354,706	312,941
Selling, general and administrative	129,404	126,015	528,572	487,255
Amortization of purchased intangible assets and other	17,838	18,274	71,075	78,784

	994,818	932,979	3,911,900	3,689,947

Operating income	171,686	154,330	664,797	598,693
Interest and other expense, net	(7,399)	(1,099)	(26,391)	(10,797)
Gain from sale of a business	—	—	10,000	226,410

Income before income taxes	164,287	153,231	648,406	814,306
Income taxes	35,351	29,706	98,905	125,932

Net income	$128,936	$123,525	$549,501	$688,374

Basic earnings per share	$1.06	$0.98	$4.47	$5.36

Diluted earnings per share	$1.05	$0.97	$4.44	$5.32

Basic weighted average number of shares outstanding	121,449	125,923	122,812	128,495

Diluted weighted average number of shares outstanding	122,320	126,820	123,650	129,284

Cash dividends declared per share	$0.395	$0.36	$1.545	$1.4075

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2022	2021	2022	2021(a)
Revenue	$1,166,504	$1,087,309	$4,576,697	$4,288,640
Non-GAAP operating income	205,337	190,195	804,894	750,665
Non-GAAP net income	157,548	147,470	655,147	621,820
Non-GAAP diluted earnings per share	$1.29	$1.16	$5.30	$4.81
Diluted weighted average number of shares outstanding	122,320	126,820	123,650	129,284

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2022	2021	2022	2021(a)
Net Cash Provided by Operating Activities	$216,919	$199,713	$756,719	$925,807
Purchases of property and equipment, net (c)	(81,819)	(60,873)	(227,219)	(210,438)

Free Cash Flow	135,100	138,840	529,500	715,369
Tax payment on sale of business(b)	—	809	3,193	39,596
Payments of acquisition related liabilities	1,925	—	16,275	13,234
Net capital expenditures related to the new campus development	38,683	32,801	116,359	100,680

Normalized Free Cash Flow	$175,708	$172,450	$665,327	$868,879

(a)	Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
(b)	Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
(c)	The amounts under “Purchase of property and equipment, net” include proceeds from sale of property and equipment of $521 and $328 for the Fiscal years ended September 30, 2022 and 2021, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended September 30, 2022
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$751,358	$—	$(8,356)	$3,294	$—	$—	$746,296
Research and development	96,218		(1,538)				94,680
Selling, general and administrative	129,404		(9,213)				120,191
Amortization of purchased intangible assets and other	17,838	(17,838)					—

Total operating expenses	994,818	(17,838)	(19,107)	3,294	—	—	961,167

Operating income	171,686	17,838	19,107	(3,294)			205,337

Interest and other expense, net	(7,399)				400		(6,999)

Income taxes	35,351					5,439	40,790

Net income	$128,936	$17,838	$19,107	$(3,294)	$400	$(5,439)	$157,548

	Three months ended September 30, 2021
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$707,366	$—	$(6,148)	$(3,285)	$—	$—	$697,933
Research and development	81,324	—	(1,145)	—	—	—	80,179
Selling, general and administrative	126,015	—	(7,013)	—	—	—	119,002
Amortization of purchased intangible assets and other	18,274	(18,274)	—	—	—	—	—

Total operating expenses	932,979	(18,274)	(14,306)	(3,285)	—	—	897,114

Operating income	154,330	18,274	14,306	3,285	—	—	190,195

Interest and other expense, net	(1,099)	—	—	—	(4,360)	—	(5,459)

Income taxes	29,706	—	—	—	—	7,560	37,266

Net income	$123,525	$18,274	$14,306	$3,285	$(4,360)	$(7,560)	$147,470

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2022
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,957,547	$—	$(32,096)	$2,785	$—	$—	$—	$2,928,236
Research and development	354,706		(5,631)					349,075
Selling, general and administrative	528,572		(34,080)					494,492
Amortization of purchased intangible assets and other	71,075	(71,075)						—

Total operating expenses	3,911,900	(71,075)	(71,807)	2,785	—		—	3,771,803

Operating income	664,797	71,075	71,807	(2,785)	—			804,894

Interest and other expense, net	(26,391)					(1,605)		(27,996)

Gain from sale of a business	10,000				(10,000)			—

Income taxes	98,905						22,846	121,751

Net income	$549,501	$71,075	$71,807	$(2,785)	$(10,000)	$(1,605)	$(22,846)	$655,147

	Fiscal year ended September 30, 2021(a)
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,810,967	$—	$(22,691)	$(18,939)	$—	$—	$—	$2,769,337
Research and development	312,941	—	(4,021)	—	—	—	—	308,920
Selling, general and administrative	487,255	—	(27,537)	—	—	—	—	459,718
Amortization of purchased intangible assets and other	78,784	(78,784)	—	—	—	—	—	—

Total operating expenses	3,689,947	(78,784)	(54,249)	(18,939)	—	—	—	3,537,975

Operating income	598,693	78,784	54,249	18,939	—	—	—	750,665

Interest and other expense, net	(10,797)	—	—	—	—	(5,046)	—	(15,843)

Gain from sale of a business	226,410	—	—	—	(226,410)	—	—	—

Income taxes	125,932	—	—	—	—	—	(12,930)	113,002

Net income	$688,374	$78,784	$54,249	$18,939	$(226,410)	$(5,046)	$12,930	$621,820

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2022	September 30, 2021
ASSETS

Current assets
Cash and cash equivalents	$573,377	$709,064
Short-term interest-bearing investments	244,603	256,527
Accounts receivable, net, including unbilled of $157,165 and $162,278, respectively	946,777	866,819
Prepaid expenses and other current assets	238,390	235,089

Total current assets	2,003,147	2,067,499

Property and equipment, net	794,287	698,768
Lease assets	176,884	233,162
Goodwill and other intangible assets, net	2,841,137	2,881,676
Other noncurrent assets	574,938	630,669

Total assets	$6,390,393	$6,511,774

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable, accruals and other	$955,658	$1,007,777
Lease liabilities	43,336	58,714
Deferred revenue	253,686	237,374

Total current liabilities	1,252,680	1,303,865
Lease liabilities	138,378	177,906
Long-term debt, net of unamortized debt issuance costs	645,117	644,553
Other noncurrent liabilities	793,940	750,266
Total Amdocs Limited Shareholders’ equity	3,517,769	3,592,675
Noncontrolling interests	42,509	42,509

Total equity	3,560,278	3,635,184

Total liabilities and equity	$6,390,393	$6,511,774

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal year ended September 30,
	2022	2021(a)
Cash Flow from Operating Activities:
Net income	$549,501	$688,374
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	224,535	208,830
Amortization of debt issuance costs	564	548
Equity-based compensation expense	71,807	54,249
Gain from sale of a business	(10,000)	(226,410)
Deferred income taxes	(3,292)	(50,605)
Loss from short-term interest-bearing investments	2,728	1,726
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(64,978)	(69,051)
Prepaid expenses and other current assets	(3,527)	(17,041)
Other noncurrent assets	19,760	(50,038)
Lease assets and liabilities, net	1,394	9,630
Accounts payable, accrued expenses and accrued personnel	(83,932)	122,224
Deferred revenue	(22,456)	193,655
Income taxes payable, net	15,648	26,814
Other noncurrent liabilities	58,967	32,902

Net cash provided by operating activities	756,719	925,807

Cash Flow from Investing Activities:
Purchase of property and equipment, net (c)	(227,219)	(210,438)
Proceeds from sale of short-term interest-bearing investments	21,948	18,205
Purchase of short-term interest-bearing investments	(34,275)	(276,978)
Net cash paid for business and intangible assets acquisitions	(24,430)	(142,697)
Net cash received from sale of a business	10,000	288,990
Other	(8,525)	(6,082)

Net cash used in investing activities	(262,501)	(329,000)

Cash Flow from Financing Activities:
Payments under financing arrangements	—	(100,000)
Repurchase of shares	(508,472)	(679,996)
Proceeds from employee stock options exercises	82,924	89,056
Payments of dividends	(186,073)	(177,472)
Payment of contingent consideration from a business acquisition	(18,284)	(2,519)

Net cash used in financing activities	(629,905)	(870,931)

Net decrease in cash and cash equivalents	(135,687)	(274,124)
Cash and cash equivalents at beginning of period	709,064	983,188

Cash and cash equivalents at end of period	$573,377	$709,064

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
North America	$794.4	$788.0	$772.2	$745.5	$722.8
Europe	146.4	146.1	147.2	142.5	146.8
Rest of the World	225.7	226.2	225.9	216.6	217.7

Total Revenue	$1,166.5	$1,160.3	$1,145.3	$1,104.6	$1,087.3

	Three months ended
	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Managed Services Revenue	$714.6	$717.9	$663.4	$659.7	$637.5

	As of
	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
12-Month Backlog	$3,970	$3,950	$3,890	$3,830	$3,690

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